77C - N4J9 (ZIF)
Western Asset Zenix Income Fund Inc. and Western Asset High Income Fund II Inc. Announce Board Approval of Proposed Merger Plan


New York - (Business Wire) - May 9, 2008 Western Asset Zenix Income Fund Inc. and Western Asset High Income Fund II Inc. today announced approval by each Fund-s Board of Directors of a proposal to merge Western Asset Zenix Income Fund Inc. (NYSE: ZIF) with and into Western Asset High Income Fund II Inc. (NYSE: HIX), subject to approval by stockholders of Western Asset Zenix Income Fund Inc. If approved by stockholders of Western Asset Zenix Income Fund Inc., the merger is anticipated to occur by the end of the third quarter of 2008.

The investment objective of Western Asset Zenix Income Fund Inc. is to seek high current income by investing in a portfolio of high-yield, lower-rated fixed income securities. Western Asset High Income Fund II Inc. has a primary investment objective that seeks to maximize current income by investing at least 80% of its net assets, plus any borrowings for investment purposes, in high-yield debt securities. As a secondary investment objective, the Fund seeks capital appreciation to the extent consistent with its primary objective of seeking to maximize current income.

If the proposed merger is approved, stockholders of common shares of Western Asset Zenix Income Fund Inc. would receive common shares of Western Asset High Income Fund II Inc., based on each Fund-s respective net asset value per share, and stockholders of Western Asset Zenix Income Fund Inc.-s auction rate preferred shares would receive cash in the amount of the liquidation preference of $25,000 per share plus accrued and unpaid dividends thereon. Proceeds for the payment to the auction rate preferred stockholders would be provided through additional drawdowns on the existing credit facility of Western Asset High Income Fund II Inc.

In recommending the merger to each Board, the Funds- investment manager and sub-adviser, Legg Mason Partners Fund Advisor, LLC and Western Asset Management Company, respectively, cited the similar investment objectives of both funds and noted that Western Asset Zenix Income Fund Inc. is a small fund with higher operating expenses than Western Asset High Income Fund II Inc. Management and each Board believe it is in the best interests of stockholders to merge Western Asset Zenix Income Fund Inc. with and into Western Asset High Income Fund II Inc., in part because the combined fund would likely have a lower expense ratio than Western Asset Zenix Income Fund Inc. and common stockholders of Western Asset Zenix Income Fund Inc. would likely benefit from greater asset diversification, lower expenses and enhanced market liquidity as part of a larger fund. The merger would also provide liquidity to the auction rate preferred stockholders of Western Asset Zenix Income Fund Inc. Shareholders of Western Asset High Income Fund II Inc. may also benefit from the increase in assets and potential economies of scale. All costs of the merger will be borne by Legg Mason Partners Fund Advisor, LLC and not the Funds.

In connection with the proposal to merge Western Asset Zenix Income Fund Inc. with and into Western Asset High Income Fund II Inc., Western Asset Zenix Income Fund Inc. intends to files a proxy statement with the Securities and Exchange Commission (-SEC-). Investors and stockholders are advised to read the proxy statement when it becomes available because it will contain important information. When filed with the SEC, the proxy statement and other documents filed by the Fund will be available free of charge at the SEC-s website, http://www.sec.gov. Stockholders can also obtain copies of these documents, when available, for free by calling the Fund at 1-888-777-0102.

Western Asset Zenix Income Fund Inc., its directors and executive officers and the Fund-s investment adviser, members of its management and employees may be deemed to be participants in the Fund-s solicitation of proxies from its stockholders in connection with the proposed merger. Information concerning the interests of the participants in the solicitation will be set forth in Western Asset Zenix Income Fund-s proxy statement and stockholder reports on Form N-CSR, to be filed with the SEC.

As of March 31, 2008, Western Asset Zenix Income Fund Inc. had total assets of approximately $81.4 million, including $35 million in auction rate preferred securities and Western Asset High Income Fund II Inc. had total assets of approximately $1.05 billion including $250 million of outstanding debt under its existing credit facility. Each Fund is a diversified closed-end management investment company managed by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and sub-advised by Western Asset Management Company, an affiliate of the investment manager.

Contact the Funds at 1-888-777-0102 for additional information.

THIS PRESS RELEASE IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE FUNDS. THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS -MAY,- -WILL,- -EXPECT,- -ANTICIPATE,- -ESTIMATE,- -BELIEVE,- -CONTINUE- OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON EACH FUND-S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN EACH FUND-S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.



Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co., LLC,
212-857-8087